PROXY STATEMENT
CHURCH LOANS & INVESTMENTS TRUST
5305 I-40 West C Amarillo, Texas 79106

The enclosed Proxy is solicited by the Board of Trust Managers of the Trust in connection with the 2000 Annual Meeting of Shareholders of the Trust to be held on Friday, July 21,2000, at the time and place and for the purposes stated in the accompanying Notice of Annual Meeting of Shareholders. Such solicitation is being made by mail, and the Trust may also use its officers and regular employees to solicit Proxies from shareholders either in person or by telephone, telegraph or letter without extra compensation.

Any Proxy given pursuant to such solicitation may be revoked by the Shareholder at any time prior to the voting of the Proxy.

The entire cost of such solicitation, which represents the amount normally expended for a solicitation relating to an uncontested election of Trust Managers, will be borne by the Trust.

This Proxy Statement and the accompanying Proxy are first being mailed to the shareholders on June 29, 2000. A copy of the Trust's annual report for 2000 accompanies this Proxy Statement.

Principal Holders of Shares of Beneficial Interest in the Trust

Shareholders of record at the close of business on March 31, 2000, are entitled to notice of, and vote at the meeting. Each share of beneficial interest in the Trust outstanding on the record date is entitled to one vote. As of the close of business on March 31, 2000, there were 7,000,806 shares of beneficial interest in the Trust which were outstanding.

The presence, in person or by proxy, of the holders of a majority of the total of the outstanding voting shares of beneficial interest in the Trust is necessary to constitute a quorum at the Annual Meeting. Approval of the proposals to be presented at the Annual Meeting will require the affirmative vote of a majority of the shares present at the meeting, in person or by proxy. Votes are manually counted and tabulated.

Abstentions from voting will be included for purposes of determining whether the requisite number of affirmative votes are received on any matters submitted to the stockholders for vote and, accordingly, will have the same effect as a vote against such matters. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote, and will have no effect on the vote, in respect to that matter.

The following person owns beneficially more than 5 percent of the shares of beneficial interest in the Trust as of March 31, 2000:

Name and Address of Beneficial Owner	Amount of and Nature of Beneficial Ownership	Percent of Class
Kim E. McMorries 48 Waterford Court Nacogdoches, TX 75961-8720	369,965 shares	5.285%

The following table indicates the shares of the Trust owned beneficially by the Trust Managers and Executive Officers, as a group:

Name and Address of Beneficial Owner	Amount of and Nature of Beneficial Ownership	Percent of Class
All Trust Managers and Executive Officers as a Group	493,373	7.039%

Election of Trust Managers

Seven Trust Managers are to be elected at this Annual Meeting, all to hold office until the next Annual Meeting and until their successors have been duly elected. All of the nominees are presently Trust Managers of the Trust.

The enclosed Proxy, unless authority to vote is withheld, will be voted for the selection of the nominees named herein as Trust Managers of the Trust. In the event any one or more of such nominees shall unexpectedly become unavailable for election, votes will be cast for such person or persons as may be designated by the Board of Trust Managers.

The names of, and certain information with respect to, the persons nominated by the Board of Trust Managers for election as Trust Managers are as follows:

Name, Age & Principal Occupation	Trust Manager Since	Number of Shares in Trust Beneficially Owned as of March 31, 2000	Percentage of Outstanding Shares in Trust
B. R. McMorries, age 73, is a consulting engineer (Chairman of the Board of Trust Managers)	1963	263,250	3.756%
Larry Brown, age 57, is the president of Larry Brown Realtors, Inc. (Vice-Chairman and Secretary of the Board of Trust Managers)	1981	35,327	0.504%
Jack R. Vincent, age 70, is engaged in farming and ranching	1989	9,576	0.137%
Steve Rogers, age 52 is the president of Steve Rogers Co., a real estate appraisal firm	1990	1,300	0.019%
Mike Bahn, age 56, is the president of Amarillo Blueprint Co., an office equipment and supply and reproduction services business	1997	1,650	0.024%
Terry Hays, age 49, is the Information Systems Manager for Perdue, Brandon, Fielder, Collins and Mott, Attorneys at Law	1998	2,566	0.037%
Alfred J. Smith, age 65, is in the independent oil and gas production business	1999	5,162	0.074%

All of the Trust Managers of the Trust as a group beneficially own 298,831 shares or 4.264% of all outstanding shares of beneficial interest in the Trust.

During the year ended March 31, 2000, the Board of Trust Managers of the Trust met on a total of sixteen occasions. Twelve of these occasions were for regular monthly meetings. Four meetings were special called meetings. All Trust Managers attended 75% or more of the aggregate of the meetings of the Board of Trust Managers.

The Trust has an Audit Committee which consists of Messers McMorries, Smith, Hays and Vincent. This committee, which met thirteen times during the Trust's last fiscal year, is primarily responsible for reviewing the activities of the Trust's independent auditors; reviewing and evaluating recommendations of the auditors; recommending areas of review to the Trust management; and reviewing and evaluating the Trust's accounting policies, reporting practices and internal controls.

The Trust has a Compensation Committee which consists of Messers Rogers, Vincent and Smith. This committee met one time during the Trust's last fiscal year. The Compensation Committee is primarily responsible for reviewing the compensation of the Trust's staff and making recommendations regarding same to the entire Board of Trust Managers.

The Trust has no nominating committee of the Board of Trust Managers.


EXECUTIVE COMPENSATION AND OTHER INFORMATION


Summary Compensation Table

The following table sets forth certain information regarding compensation paid during each of the Trust's last three fiscal years to the Trust's President (CEO). The Trust has no other executive officers whose salary, bonuses and other compensation earned during fiscal 2000 exceeded $100,000 for services rendered in all capacities.

| Name and Principal Position | Fiscal Year | Annual Compensation | | |
		Salary	Bonus	Other Annual Compensation
CEO -M. Kelly Archer - age 48 President	2000	109,667	0	7,653
	1999	102,997	0	6,613
	1998	107,133	0	6,036

Trust Managers' Compensation

The Board of Trust Managers of the Trust were paid $54,200 in cash as a group during the last fiscal year for services as Trust Managers. The Chairman of the Board of Trust Managers, B. R. McMorries, is paid $500.00 per month for serving in such capacity. The remaining members of the Board of Trust Managers are paid $300.00 per month for serving as a member of the board. All Trust Mangers are paid an additional $100.00 per board or committee meeting attended. In addition, a Trust Manager receives $200.00 per day for their services when out of town on Trust business. This is done on a very limited basis to inspect the collateral of a prospective loan.

The members of the Board of Trust Managers of the Trust are not otherwise employed or compensated by the Trust.

Trust Managers Ratification of Selection of Auditors

The Board of Trust Managers has selected Clifton Gunderson P.L.L.C., independent certified public accountants, as the auditors of the financial statements of the Trust for the fiscal year ending March 31, 2001. At the meeting the shareholders will vote upon a proposal to ratify the selection of this firm as auditors. No member of such firm, or any associate thereof, has any financial interest in the Trust. A member of such firm will be present at the meeting and will be given the opportunity to make a statement and to answer any questions any shareholder may have with respect to the financial statements of the Trust for the fiscal year ended March 31, 2000.

The Board of Trust Managers of the Trust recommends a vote FOR the ratification of the selection of Clifton Gunderson P.L.L.C., as auditors for the current fiscal year. All Proxies solicited by the Board of Trust Managers will be voted in accordance with the specifications on the form of the Proxy. Where no specification is made, Proxies will be voted FOR the ratification of the selection of Clifton Gunderson P.L.L.C. as auditors of the Trust for the current fiscal year.

Audit Committee Report

The Audit Committee of the Trust affirmatively states that:

(1)   The Audit Committee has reviewed and discussed the audited financial statements with management;

(2)   The Audit Committee has discussed with the independent auditors the matters required to be discussed by SAS 61, as may be modified or supplemented;

(3)   The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Boards Standard No. 1, *Independence Discussions with Audit Committees*), as may be modified or supplemented, and has discussed with the independent accountant the independent accountant's independence; and

(4)   Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company's Annual Report on Form 10-KSB for the 2000 fiscal year for filing with the Securities & Exchange Commission.

The Board of Directors has not adopted a written charter for the Audit Committee. All members of the Audit Committee are independent as such term is defined by Section 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

The members of the Audit Committee are as follows:

Mr. Jack R. Vincent;
Mr. Alfred J. Smith;
Mr. Terry Hays; and
Mr. B. R. McMorries.

Certain Transactions

The Trust issues a limited number of "Master Notes" which are unsecured debt instruments of the Trust. The Trust pays the obligee of such notes interest at the rate of one percent per annum (1%) less than the prime lending rate of Amarillo National Bank, the Trust's primary lender. As of March 31, 2000, the Trust had entered into Master Note Agreements with B. R. McMorries, Chairman of the Board of Trust Managers, and related persons, in the amount of $1,380,056, Larry Brown, Secretary of the Board of Trust Managers and related persons, in the amount of $596,142, and the First State Bank, Happy, Texas of which Jack R. Vincent, member of the Board of Trust Managers, owns, either directly or indirectly, 10% or more of the outstanding stock, in the amount of $700,000.00. The terms of such Master Notes and Certificates are the same as Master Notes and Certificates entered into with other unrelated persons, except as to the amounts thereof.

Shareholder's Proposals

Any proposal which a shareholder expects to present at the next annual meeting to be held in 2001 must be received at the Trust's principal executive office shown on the first page of this proxy statement not later than February 28, 2001, in order to be included in the proxy material for the 2001 meeting. Furthermore, any shareholder proposal submitted outside the Trust's proxy process will be considered untimely if the Trust did not have notice of the matter on or before May 15, 2001.

Compliance With Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the "Act") requires the Trust's officers and directors and persons who own more than ten percent (10%) of the Trust's outstanding shares of beneficial interest, to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Additionally, Item 405 of Regulation S-B under the Act requires the Trust to identify in its proxy statement those individuals for whom such reports were not filed on a timely basis.

Based upon information provided to the Trust by individual Trust Managers and Executive Officers, the Trust believes that during the preceding fiscal year the Trust Managers and Executive Officers have complied with all such applicable filing requirements.

Other Matters

The Board of Trust Managers has no knowledge of any other matters which may come before the meeting and does not intend to present any other matters. However, if any other matter shall properly come before the meeting or any adjournment thereof, the persons named as proxies will have discretionary authority to vote the shares represented by the accompanying proxy in accordance with their best judgment.

By Order of the Board of Trust Managers

Larry Brown, Secretary

NOTICE OF ANNUAL MEETING
of
SHAREHOLDERS

To the Shareholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Church Loans & Investments Trust (the "Trust"), will be held in the second floor Conference Room of Amarillo National Bank Plaza Two, 500 S. Taylor, Amarillo, Texas on July 21, 2000, at 7:00 p.m. for the following purposes:

    (1)   For the election of Trust Managers of the Trust;

    (2)   To ratify the selection by the Board of Trust Managers of Clifton Gunderson P.L.L.C. as the independent public auditors of the Trust; and

    (3)   Transact any other business which may properly be brought before the meeting.

All of the above matters are more fully described in the accompanying Proxy Statement.

The Board of Trust Managers of the Trust has designated the close of business on March 31, 2000, as the record date for the determination of shareholders entitled to notice of and to vote at this annual meeting.

In order that your shares may be represented at this meeting and to insure a quorum, please sign and return the enclosed Proxy promptly. A return addressed envelope, which requires no postage, is enclosed. In the event you are able to attend in person, at your request, the Proxy will be canceled.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF TRUST MANAGERS.

DATED: June 29, 2000

By Order of the Board of Trust Managers

Larry Brown, Secretary

IMPORTANT:	WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO COMPLETE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE WHICH HAS BEEN PROVIDED.

PROXY FOR ANNUAL MEETING

OF SHAREHOLDERS, JULY 21, 2000

The undersigned hereby appoints B.R. McMorries and Larry G. Brown, and either of them, proxies for the undersigned, with full power of substitution, to represent the undersigned and to vote all of the shares of beneficial interest in Church Loans & Investments Trust which the undersigned is entitled to vote at the annual meeting of shareholders of the Trust to be held on July 21, 2000 and at any and all adjournments thereof.

TRUST MANAGERS

1.   TRUST MANAGERS RECOMMEND: A vote for election of the following trust managers:

Nominees: B.R. McMorries, Larry G. Brown, Jack R. Vincent, Steve Rogers,
                   Mike Bahn, Terry Hays and Alfred J. Smith.

9   FOR ALL NOMINEES

9   WITHHOLD ALL NOMINEES

Withhold authority to vote for the following nominees: _____

PROPOSALS

2.   TRUST MANAGERS RECOMMEND: Approval of Clifton Gunderson P.L.L.C. as independent auditors for the fiscal year ending March 31, 2001:

FOR	**AGAINST**	**ABSTAIN**
9	9	9

* NOTE: SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUST MANAGERS AND WILL BE VOTED AS DESCRIBED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ALL TRUST MANAGERS AND FOR PROPOSAL 2.

The undersigned acknowledges receipt with this proxy of a copy of the notice of annual meeting of shareholders and proxy statement dated June 29, 2000.

_____   ____ / ____ / ____

Signature(s)   Date

IMPORTANT:	Please date this proxy and sign exactly as your name or names appear thereon. If shares are held jointly, the administrators, trustees, guardians and others signing in a representative capacity, please give their full titles. Please sign and return in the prepaid envelope.